300 North LaSalle Chicago, Illinois 60654
Robert M. Hayward, P.C. To Call Writer Directly: (312) 862-2133 robert.hayward@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

May 7, 2010

Via EDGAR Submission and Facsimile

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	John Reynolds

Jay Williamson

Jim Lopez

Brian Bhandari

Raj Rajan

Re:	Express Parent LLC

Registration Statement on Form S-1

(SEC File No. 333-164906) originally filed on February 16, 2010, as amended

Gentlemen:

This letter is being furnished on behalf of Express Parent LLC (the “Company”) in response to a conversation on May 7, 2010 with Brian Bhandari and Jay Williamson of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 (File No. 333-164906) (as amended, the “Registration Statement”) that was originally filed with the Commission on February 16, 2010.

The Company is currently a Delaware limited liability company and has disclosed in its Registration Statement that it intends to convert to a corporation prior to the effectiveness of the Registration Statement. As we discussed on May 7, 2010, the Company intends to request that the Registration Statement be declared effective on May 12, 2010. Given the recent volatility in the global financial markets, the Company believes it is most prudent to delay conversion until such time as it has more visibility into the success of the offering. If the Company converts prior to effectiveness and this offering were unsuccessful for any reason, the negative implications of converting to a corporation include the triggering of significant taxable gains for the Company’s current investors upon the conversion and a less tax efficient structure going forward.

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

Securities and Exchange Commission

May 7, 2010

The Company would like to convert to a corporation immediately after the Registration Statement is declared effective. Our proposed timeline is as follows:

1) 9:00 a.m. - the Company would effect the previously disclosed mergers of Express Investment Corp. and certain other holding companies with and into the Company. These mergers do not affect the Company’s capital structure.

2) 12:00 p.m. - the Registration Statement would be declared effective by the Staff.

3) 2:00 p.m. - the Company would file a certificate of conversion with the Secretary of State of the State of Delaware.

4) Approximately 4:30 p.m. – following consummation of the conversion, the Company would price its initial public offering of its common stock and would then enter into the underwriting agreement relating to the offering.

On the morning of May 13, 2010, trading in the Company’s stock would begin on the New York Stock Exchange. In accordance with this timeline, the Company’s conversion to a corporation would be complete prior to the pricing of any securities for sale to investors, and the Company will be required to provide evidence of conversion from the Delaware Secretary of State’s office to the Underwriters prior to pricing.

The Company requests that it be permitted to convert to a corporation immediately following effectiveness of the Registration Statement on May 12, 2010 (but prior to the sale of any of the Company’s securities), in accordance with the schedule above. This schedule is similar to that used by Solera Holdings, Inc. in its May 2007 initial public offering, Noble Environmental Power, Inc. in its September 2008 initial public offering and STR Holdings, Inc. in its November 2009 initial public offering.

The Company has already included information giving pro forma effect to the conversion in the Registration Statement, and therefore investors have been alerted to the changes that will impact the Company’s financial statements after giving effect to the conversion.

The Company would not be able to convert to a corporation on the same day it the Registration Statement is declared effective (but prior to being declared effective) because it believes it would need to update its financial statements in accordance with Staff Accounting Bulletin 4C to give retroactive effect to the change in its capital structure that will result from the conversion as well as to give retroactive treatment to earnings per share in accordance with ASC 260-10-55-12, and it would not have time to send this information to investors prior to pricing. Given the Company has addressed these changes in the pro forma section of its Registration statement already, we believe such changes would not be additive to investors evaluation of our offering and would create unnecessary confusion.

Securities and Exchange Commission

May 7, 2010

As a result of the foregoing factors, the Company believes that it would be significantly advantageous to convert to a corporation following effectiveness of the Registration Statement and that this timing would have no meaningful adverse impact on investors. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2133.

Sincerely,

/s/ Robert M. Hayward, P.C.
Robert M. Hayward, P.C.

cc:	Matthew C. Moellering
Express Parent LLC

William R. Burke
Kirkland & Ellis LLP

Marc D. Jaffe
Latham & Watkins LLP